

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Anthony Hayes
Chief Executive Officer
Aikido Pharma Inc.
One Rockefeller Plaza, 11th Floor
New York, NY 10020

> **Re: Aikido Pharma Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 8, 2020**
> **File No. 333-238172**

Dear Mr. Hayes:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-3

Licenses, page 5

1. We note your response to our prior comment 2. Please revise to disclose the aggregate future potential milestone payments, a range for the percentage of net sales royalty not to exceed ten percent and a range for the minimum annual royalty.

Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert F. Charron, Esq.